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                                                                    EXHIBIT 23.4


                         Independent Auditors' Consent


The Board of Directors
Westport Resources Corporation:

         We consent to the incorporation by reference in the registration statements (No. 333-42107) on Form S-3 and (Nos. 333-05225, 333-68878 and
333-58338) on Form S-8 of Westport Resources Corporation (formerly Belco Oil & Gas Corp.) of our report dated November 27, 2002, with respect to the combined statements of revenues and direct operating expenses for certain oil and natural gas properties and mid-stream gathering and compression assets of certain affiliates of El Paso Corporation for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000, which report appears in the Form 8-K of Westport Resources Corporation dated December 2, 2002.

/s/ KPMG LLP
Denver, Colorado
December 2, 2002